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                               June 22, 2021

       Julio A. Torres
       Chief Executive Officer
       Andina Acquisition Corp. III
       Calle 113 # 7-45 Torre B
       Officina 1012
       Bogota, Colombia

                                                        Re: Andina Acquisition
Corp. III
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed June 15, 2021
                                                            File No. 333-254927

       Dear Mr. Torres:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment 2 to Form S-4 filed June 15, 2021

       Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 25

   1. Note 7 - Please expand your pro forma footnote to include the following language from your response to
comment 12 in your letter dated May 26, 2021:
                                                        "...The pro forma sale
and leaseback transaction was accounted for under ASC 840.
                                                        Stryve initially looked
to guidance if the lease met the standard of a sale under ASC 360 and the definition of a
normal leaseback under ASC 840. As part of this consideration,
                                                        Stryve took into
consideration the proposed 2- 5 year renewal options which are at a fixed rate and concluded
that, with these extensions, the lease term is for substantially all of the
                                                        asset   s remaining
economic life and tantamount to a form of continuing involvement
                                                        (thereby precluding
Stryve from accounting for this transaction as a sale). Consequently,
 Julio A. Torres
Andina Acquisition Corp. III
June 22, 2021
Page 2
      Stryve recorded the transaction as a financing activity."
       You may contact Dale Welcome at 202-551-3865 or Kevin Stertzel at 202-551-3723 if
you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce at 202-551-3754 with any other questions.



                                                            Sincerely,
FirstName LastNameJulio A. Torres
                                                            Division of
Corporation Finance
Comapany NameAndina Acquisition Corp. III
                                                            Office of
Manufacturing
June 22, 2021 Page 2
cc:       Wei Wang
FirstName LastName